Filed by Ryerson Holding Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Olympic Steel, Inc. (File No. 000-23320)

The following communication was sent to employees of Ryerson Holding Corporation (“Ryerson”) via email on October 28, 2025 in connection with the proposed transaction (the “merger”) between Olympic Steel, Inc. (“Olympic Steel”) and Ryerson.

TO: All Ryerson

FROM: Ryerson Communications

SUBJECT: Ryerson Announces Plans to Merge with Olympic Steel

Today, Ryerson announced plans to merge with Olympic Steel, a value-added processor and distributor of flat-rolled metals with 54 locations across North America. The merger will enhance the combined company’s presence as the second-largest North American metals service center and represents a highly compatible strategic match as it will bring Olympic Steel’s complementary footprint, capabilities, and product offerings into Ryerson’s intelligently interconnected network of value-added service centers.

As part of the transaction, Michael D. Siegal, executive chairman of Olympic Steel’s Board of Directors, will be appointed chairman of the Board of Directors (“Board”) of the combined company, and Olympic Steel will also appoint three other mutually satisfactory directors to the combined 11-member Board. Eddie Lehner, President and Chief Executive Officer (“CEO”) of Ryerson, will serve as CEO of the combined company, with Richard T. Marabito, CEO of Olympic Steel, serving as President and Chief Operating Officer.

Eddie Lehner said, “This merger represents an immensely attractive and unique opportunity for Ryerson and Olympic Steel as it combines our two organizations, which couldn’t be more complementary and synergistic around the products, services, footprint, and customer experience that will enhance our market presence while adding significant value to our stakeholders. The combination of our organizations will further scale the digital investments that Ryerson has made to bring Olympic Steel’s capabilities and formidable expertise into a larger network and provide our customers with greater network density, faster lead times, and a wider array of custom solutions from pick-pack-and-ship to finished parts. We believe this merger presents our shareholders with increased earnings potential in the form of accretive margins, strong cash flows, and compelling synergies. I have known Michael Siegal, Rick Marabito, Andrew Greiff, and Rich Manson for many years and have the deepest respect and admiration for the exceptional organization they have created and cultivated. I could not be more optimistic and energized about the merging of our two companies with a combined 255 years of industrial metals service center experience. I look forward to working with Rick and the entire Olympic Steel organization with shared mission, passion, and purpose to unite our teams in reaching our vast potential together.

“We are very excited about the combination of Ryerson and Olympic Steel and the trajectory of the business going forward,” added Steve Larson, Chairman of Ryerson’s Board. “We look forward to welcoming Michael and the additional Olympic Steel directors to the already strong Ryerson board. They bring a wealth of experience and perspective that will be invaluable as we work together to ensure the full potential of the combined business is realized.”

While we are very excited about the prospects of this merger, it is not yet finalized. As such, we will continue to operate independently of Olympic Steel, and business will proceed as usual. We will continue to update you on the progress. Please contact your manager if you have any questions.

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Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Ryerson and Olympic Steel intend to file a joint proxy statement with the SEC and Ryerson intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Ryerson and Olympic Steel and that will also constitute a prospectus of Ryerson. Each of Ryerson and Olympic Steel may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Olympic Steel or Ryerson may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Ryerson and Olympic Steel. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OLYMPIC STEEL, RYERSON, AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Olympic Steel, Ryerson and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Ryerson may be obtained free of charge by directing a request by mail to Ryerson’s Corporate Secretary at Ryerson Holding Corporation, Attention: Secretary, 227 W. Monroe St., 27th Floor, Chicago, Illinois, 60606. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Olympic Steel may be obtained free of charge by directing a request by mail to Olympic Steel’s Chief Financial Officer at Olympic Steel, Inc., 22901 Millcreek Boulevard, Suite 650, Highland Hills, OH, Attention: Chief Financial Officer.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect Ryerson’s and Olympic Steel’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving Ryerson and Olympic Steel, including future financial and operating results, Ryerson’s and Olympic Steel’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Ryerson and Olympic Steel shareholder approvals; the risk that Ryerson and Olympic Steel may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to the consummation of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction, including as related to any government shutdown; the risk that the businesses will not be integrated successfully or will be more costly or difficult than expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected or that the proposed transaction may be less accretive than expected; the risk that the merger will not provide shareholders with increased earnings potential; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Ryerson’s or Olympic Steel’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; adverse economic conditions; highly cyclical fluctuations resulting from, among others, seasonality, market uncertainty, and costs of goods sold; each company’s ability to remain competitive and maintain market share in the highly competitive and fragmented metals distribution industry; managing the costs of purchased metals relative to the price at which each company sells its products during periods of rapid price escalation or deflation; customer, supplier and competitor consolidation, bankruptcy or insolvency; the impairment of goodwill that could result from, among other things, volatility in the markets in which each company operates; the impact of geopolitical events; future funding for postretirement employee benefits may require substantial payments from current cash flow; the regulatory and other operational risks associated with our operations located outside of the United States; currency rate fluctuations; the adequacy of each company’s efforts to mitigate cyber security risks and threats; reduced production schedules, layoffs or work stoppages by each company’s own, its suppliers’, or customers’ personnel; any underfunding of certain employee retirement benefit plans and the actual costs exceeding current estimates; prolonged disruption of each company’s processing centers; failure to manage potential conflicts of interest between or among customers or suppliers of each company; unanticipated changes to, or any inability to hire and retain key personnel at either company; currency exchange rate fluctuations; the incurrence of substantial costs of liabilities to comply with, or as a result of, violations of environmental laws; the risk of product liability claims; either company’s indebtedness or covenants in the instruments governing such indebtedness; the influence of a single investor group over the either company’s policies and procedures; and other risks inherent in Ryerson’s and Olympic Steel’s businesses and other factors described in Ryerson’s and Olympic Steel’s respective filings with the Securities and Exchange Commission (the “SEC”). Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Ryerson and Olympic Steel, or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements are based on the estimates and opinions of management as of the date of this communication; subsequent events and developments may cause their assessments to change. Neither Ryerson nor Olympic Steel undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law and they specifically disclaim any obligation to do so. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Participants in the Solicitation

Olympic Steel, Ryerson and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed transaction. Information about Olympic Steel’s directors and executive officers is available in Olympic Steel’s proxy statement dated March 28, 2025 for its 2025 Annual Meeting of Shareholders. Information about Ryerson’s directors and executive officers is available in Ryerson’s proxy statement dated March 5, 2025, for its 2025 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.